SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER



                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                     Report on Form 6-K dated March 17, 2003

                              --------------------


                        TURKCELL ILETISIM HIZMETLERI A.S

                                 Turkcell Plaza
                            Mesrutiyet Caddesi No.153
                                 80050 Tepebasi
                                Istanbul, Turkey
                              --------------------
                    (Address of Principal Executive Offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|


           Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|


Enclosures: 2002 Year End Results

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[TURKCELL LOGO] [GRAPHIC OMITTED]


                                                           FOR IMMEDIATE RELEASE

                    TURKCELL ILETISIM HIZMETLERI A.S. REPORTS
                             2002 YEAR END RESULTS

   Turkcell Meets Year-End Targets as Turkish Economy Shows Signs of Recovery

Istanbul, Turkey, March 13, 2003 - Turkcell (NYSE:TKC, ISE:TCELL), (www.turkcell.com.tr), the leading provider of mobile communications services in Turkey, announced results as of and for the year ended December 31, 2002. All financial results in this press release are unaudited and reported in accordance with accounting principles generally accepted in the United States (US GAAP).

Figures in brackets following the operational and financial results of the year 2002 refer to the same item in the year 2001 and figures in brackets following the operational and financial results of the fourth quarter of 2002 refer to the same item in the third quarter of 2002.

Highlights

     * Revenues increased 16% to US$1,973.9 million (US$1,702.2 million) for full year 2002.

     * EBITDA before the impact of translation gain/loss (Pre-FX EBITDA) increased 18% to US$723.6 million (US$611.0 million). EBITDA after the impact of translation gain/loss (Post-FX EBITDA) increased 53% to US$703.8 million (US$459.6 million) in 2002, due to a higher pre-FX EBITDA base and an 87% decrease in FX loss to US$19.8 million (US$151.5 million).

     * Turkcell's net income improved to US$101.8 million (loss of US$186.8 million) in 2002.

     * Turkcell added 3.5 million (2.1 million) net new subscribers during 2002, increasing Turkcell's number of subscribers to 15.7 million (12.2 million) subscribers as of December 31, 2002.

     * Monthly minutes of usage (MoU) per user declined 12% to 56.2 minutes (63.9 minutes) in 2002.

     *    Blended ARPU declined 7% to US$11.7 (US$12.6) in 2002.

     * Turkcell paid a total of US$474.3 million of its financial debt, including principal and interest, in 2002.

     * At December 31, 2002, Turkcell had US$394.1 million (US$243.1 million) in cash.

     * Turkcell will fully redeem the 1999 bank facility and extend principal payments under the Garanti Bank loan.


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Summary of Financial and Operational Data


                                  Q4 2001   Q3 2002  Q4 2002   YE 2001  YE 2002

Number of total subscribers
  (million)                          12.2      14.9     15.7      12.2     15.7
Number of post-paid subscribers
  (million)                           4.6       4.7      4.7       4.6      4.7
Number of pre-paid subscribers
  (million)                           7.6      10.2     11.0       7.6     11.0

Average revenue per user,
  blended (US$)                      10.6      12.6     10.9      12.6     11.7
Average revenue per user,
  postpaid (US$)                     17.5      25.4     22.4      19.9     23.3
Average revenue per user,
  prepaid (US$)                       5.4       6.0      5.9       6.3      5.9

Churn (%)                             3.6       3.4      3.9      13.1     12.9
Minutes of usage, blended,
  per month                          55.7      61.7     52.9      63.9     56.2

Revenue (US$ million)               370.5     534.3    504.9   1,702.2  1,973.9

EBITDA, Pre-FX (US$ million)        123.3     221.1    168.7     611.0    723.6
EBITDA, Post-FX (US$ million)       102.8     210.8    169.6     459.6    703.8

FX Gain/(Loss) (US$ million)        (20.6)    (10.4)     0.9    (151.5)   (19.8)
Net Income/(Loss)  (US$ million)    (45.0)     58.8     36.8    (186.8)   101.8

* All figures related to revenue and average revenue per user are EITF 01-09 adjusted. Please see page 11 for a discussion of the issue. All figures are quarterly other than subscriber numbers unless stated otherwise.

Comments from the CEO, Muzaffer Akpinar

Despite the continued negative impact of political uncertainty and regional instability, the Turkish economy showed signs of recovery from the worst of the financial turmoil of 2001 during 2002. Although the economy remained somewhat fragile, macroeconomic indicators and consumer sentiment showed significant improvement during 2002.

We believe that the overall improvement in the market sentiment is reflected in our full-year 2002 results. Our subscriber base grew by 29% which was higher than the growth rate in 2001. Our increased subscriber base contributed to higher revenues, and improved cost management contributed to the increased net income we recorded this year. Despite aggressive competition, particularly in the second half of the year, we maintained our leading position in the Turkish mobile market.

We believe that our leading market share and business fundamentals allowed us to benefit from the improvements in macroeconomic conditions in Turkey. In 2002, we were able to increase our tariffs in line with inflation, despite the shift to price-focused competition in the Turkish mobile market during the second half of the year.

Additionally, we took a number of strategic and operational initiatives that enabled us to remain the market leader and maintain profitability. Early in 2002 we announced that profitability was our main focus for the year. We believe that our results demonstrate this commitment. While we continued to see strong subscriber growth during the year, we were also successful in retaining our high-value customers. We believe our efforts to strengthen our relationship with our



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customers while maintaining our leading position in the market allowed us to continue to attract new subscribers and retain existing customers.

In servicing our large customer base, we remained focused on our successful segmentation strategy, which matches wireless data and voice communication services to the needs and interest of our customers. In anticipation of potential challenges from competitors, we proactively introduced tariff schemes customized to the needs of our different customer segments, including volume-based incentives for a majority of our subscribers.

At the beginning of 2002, we initiated a restructuring process and organized the company to be more receptive and responsive to our customers. The restructuring effort was timely and made our customer-focused initiatives more effective.

In 2003, Turkey faces a number of new challenges. The budget that the government submitted to the Parliament is expected to bring Turkey closer to closing an agreement with the International Monetary Fund. However, we are aware that Turkish macroeconomic factors, including current regional and economic instability, may reverse recent gains. Potential armed conflict in the region could have a material adverse impact on Turkey's economy and political environment. Although we are unable to predict the extent, severity or duration of these events, or at present whether they will occur at all, we cannot rule out the possibility that such events may have a material adverse impact our operations in 2003.

As we stated in our press release of January 14, 2003, we are targeting a modest growth in terms of our subscriber base in 2003. We realize that the risks previously discussed may impact our business plan and financial outlook for 2003. We plan to monitor market conditions carefully during 2003.


Overview of the Year 2002

Solid Financial Results

Improved consumer sentiment and solid operational performance helped Turkcell improve its financial results in 2002. Revenues increased 16% to US$1,973.9 million (US$1,702.2 million) as a result of the growth in the subscriber base and a real increase in tariffs. Depreciation of the Turkish Lira against the US Dollar was 14% (114%) during 2002.

Pre-FX EBITDA increased 18% to US$723.6 million (US$611.0 million) in 2002 due to higher revenues and a proportionally lower cost base. Pre-FX EBITDA margins increased to 37% (36%) for the year 2002. A higher pre-FX EBITDA base and lower FX loss of US$ 19.8 million (US$151.5 million) resulted in an increase of 53% in post-FX EBITDA to US$703.8 million (US$459.6 million) in 2002. Post FX-EBITDA margin increased to 36% (27%) in the same period.

Turkcell's net income improved to US$101.8 million (loss of US$186.8 million) in 2002 as a result of higher revenue and improved margins. Turkcell ended the year with US$394.1 million (US$243.1 million) in cash.



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Strong Subscriber Growth

Turkey's mobile market grew in 2002 at a higher rate than 2001 due to the positive consumer sentiment in the Turkish market. Turkcell increased its subscriber base by 29% to 15.7 million (12.2 million) during 2002. Turkcell added approximately 3.5 million (2.1 million) net new subscribers during the year.

In the last quarter of 2002, Turkcell increased its subscriber base by 5% to
15.7 million (14.9 million). Total new gross additions acquired in 2002 consisted of approximately 90% prepaid and 10% postpaid subscribers. The number of Turkcell's prepaid subscribers increased to 11.0 million (7.6 million) and the number of Turkcell's postpaid subscribers remained relatively stable at 4.7 million (4.6 million) in 2002.

Turkcell continued to acquire more new subscribers than its competitors in the Turkish mobile market in 2002. Turkcell's market leadership is based on its well-established brand name, customer-focused approach, nationwide network coverage, extensive distribution channels and large base of existing customers.

Despite its strong subscriber growth, Turkcell's acquisition cost per subscriber
(SAC) decreased 35% to US$25.9 (US$40.1) during 2002, thus improving the pay back period for each new subscriber addition. Turkcell's average acquisition cost per subscriber has declined each quarter in 2002 reaching US$23.0 (US$23.1) in the fourth quarter of 2002. Subscriber acquisition costs continued to decrease since the fourth quarter of 2001 from US$31.2 to current levels as a result of continued cost control measures.

Turkcell was able to increase its starter pack fees in 2002 and reduce its subscriber acquisition costs as the other operators followed the price increases. The depreciation of the Turkish Lira against the US Dollar had the effect of decreasing the Turkish Lira based portion of subscriber acquisition costs and the increased rate of subscriber additions had a dilutive impact on the fixed portion of subscriber acquisition costs.


Usage and ARPU

Turkcell's blended monthly minutes of usage (MoU) declined 12% to 56.2 minutes (63.9 minutes) in 2002. The continued expansion of prepaid subscriber base, which is comprised of customers with lower mobile usage patterns compared to postpaid customers, caused blended MoU to decline during the year. In line with historic trends, blended MoU declined 14% to 52.9 minutes (61.7 minutes) in the fourth quarter of 2002 as a result of seasonality and the negative impact of Ramadan.

In line with the overall improvement in consumer sentiment in the Turkish market, postpaid ARPU increased to US$23.3 (US$19.9) in 2002. Prepaid ARPU slightly decreased to US$5.9 (US$6.3) in line with declining prepaid usage. Blended ARPU declined to US$11.7 (US$12.6) in 2002 due to the dilutive impact of the expanding prepaid subscriber base.



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Competitive Outlook

In 2002, Turkcell remained the leader in the Turkish mobile market in terms of both overall market share and its share of new subscriber acquisitions. Turkcell's continued subscriber growth coupled with declining subscriber acquisition costs in 2002 highlight its continuing strong market position.

Although tariff levels have been historically stable among operators in the Turkish mobile market, the industry faced an aggressive price cut by one of the new operators during the third quarter of 2002. In the last quarter of 2002, competition became more price-focused and all operators other than Turkcell introduced lower tariff campaigns. Turkcell did not follow its competitors in these reductions. Instead, Turkcell chose to promote discounts to high-usage customers and focused on emphasizing and communicating its loyalty programs, services and wide-coverage capability. In 2002, Turkcell was able to increase its tariffs in line with inflation rate despite the pricing pressure from its competitors.

Turkcell's churn level increased to 3.9% (3.4%) in the fourth quarter of 2002. Despite the increase in the last quarter, annual churn remained stable at 12.9% (13.1%) for 2002. Turkcell continued to focus on retaining customers and encouraging higher usage levels on its network. Price cuts made by other operators in the market have had no material impact on Turkcell's subscriber base in 2002. However, Turkcell continues to closely monitor the competitive landscape.

Turkcell intends to continue to focus on retaining its high-value subscriber base and remaining the market leader in new subscriber additions. Turkcell intends to continue to use its strong, positive brand image, the variety and quality of its product portfolio, its strong distribution channels, and its high-quality network to maintain its leading position in the Turkish mobile market.


Debt Repayment

Improved business results contributed to Turkcell's cash liquidity, thus enabling it to meet its financial obligations. In 2002, Turkcell made debt repayments of US$474.3 million in both principal and interest. At the end of 2002, Turkcell's total outstanding financial debt was reduced to approximately US$1.3 billion from US$1.6 billion at the end of 2001. Turkcell also paid US$225.0 million vendor financing to Ericsson in 2002.

Turkcell today notified the agent for the bank syndicate in connection with the 1999 bank facility that it will fully redeem the outstanding balance of US$244.0 million in March 2003. Turkcell also agreed to extend the principal payments of the loan from Garanti Bank, a total of US$75 million, to be paid in installments until 2006. The payment of the 1999 bank facility will remove certain covenant restrictions on Turkcell and the extension of the Garanti Bank loan will increase Turkcell's financial flexibility. Both measures are in line with Turkcell's policy of continuously improving its debt structure and demonstrate its financial strength.

In 2003, Turkcell plans to pay approximately US$615.3 million of outstanding debt, including principal and interest in 2003, with cash generated from



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operations. Turkcell anticipates that it will have no difficulty in meeting its repayment obligations in 2003.

Capex

Turkcell completed most of its 2.5G network investments in 1999 and 2000. Therefore, it is able to maintain its network with lower capex compared to previous years. Turkcell added net fixed assets amounting to US$68.0 million (US$188.4 million) in 2002.

Turkcell's capex for 2002 was lower than budgeted mainly due to some delayed investments in data services.

Turkcell plans to spend approximately US$150 million on capex in 2003. The company expects to spend a major portion of 2003 capex on increasing capacity in selected dense urban areas.

Turkcell expects to continue to realize the benefits of its already established high-quality network, and views its network infrastructure as one of its key competitive advantage over other operators in Turkey.


Key Developments In Legal Issues

Dispute on Tariff Increase of Transmission Lines Leases:

In December 2002, the court hearing the transmission lines lawsuit between Turkcell and Turk Telekom decided against Turkcell. Although Turk Telekom has not taken any action yet, Turkcell believes that Turk Telekom may deduct the amount owed under the judgement from an interconnect payment that it must make to Turkcell at the end of March 2003 to offset the amount that Turk Telekom is owed pursuant to this lawsuit. As a result, Turkcell has accrued a total provision of US$37.4 million, of which US$28.3 million was included in direct cost of revenue and US$9.1 million was included in interest expenses in the fourth quarter of 2002.

New Action by Turk Telekom on Basic Unit Price:

In a case filed by Turk Telekom against the Turkish Telecommunications Authority, the Danistay, the highest administrative court in Turkey, granted an injunction limiting the applicability of the last paragraph of Clause 13 of the License Agreement signed between the Turkish Telecommunication Authority and Turkcell. Clause 13 regulates the base unit price, the minimum price charged by the Turk Telekom to its customers for calls originating on fixed lines and terminating on Turkcell's network. Turk Telekom keeps a portion of the amount and then pays the remainder to Turkcell on a monthly basis. Pursuant to the injunction by the Danistay, Turk Telekom has informed Turkcell that it will recalculate and make its monthly payments to Turkcell on an ongoing basis beginning from the January 2003 payment. Turkcell believes that it is too early to assess the impact of such action by Turk Telekom.

Update on Tax Amnesty Law:

In February 2003, the government has passed the Tax Amnesty Law in order to accelerate the collection of disputed or unpaid tax liabilities from companies. Today, Turkcell initiated the process to benefit from the new law for the ongoing dispute about VAT on upfront license fee. Hence, Turkcell has recorded US$6.4 million in other income and US$4.9 million in interest income for the fourth quarter of 2002. There is no cash flow effect of this process for Turkcell.


Restructuring of Fintur Completed

On August 21, 2002, Turkcell, Sonera and Cukurova Group, the shareholders of Fintur Holdings B.V. ("Fintur"), finalized the restructuring of two business divisions of Fintur, the international GSM businesses and the technology businesses. In line with the terms of the transaction, Turkcell increased its stake in the international GSM business to 41.45% while Sonera increased its holding to 58.55%. In addition, both Turkcell and Sonera left the technology businesses.

Turkcell recorded a loss of US$20.4 (loss of US$51.3) from the unconsolidated investees for the year 2002. The restructuring of the Fintur shareholding contributed to the improvement of the figure. Turkcell accounts for its investment in Fintur using the equity method.

Fintur International's GSM businesses in Azerbaijan, Kazakhstan, Georgia and Moldova added approximately 110,000 new subscribers and reached a total of approximately 1.6 million subscribers in 2002. The combined revenue of the business was US$240 million in 2002 and the business was EBITDA positive in all countries.


Shareholder Issues

On June 18, 2002, the Banking Regulation and Supervision Agency (the BRSA) transferred the management and supervision of Pamukbank, one of Turkcell's shareholders to the Savings Deposit Insurance Fund of Turkey (the SDIF) citing, among other things, a failure to meet capital requirements. On January 31, 2003, the BRSA announced that it reached an agreement with the Cukurova Group, the controlling shareholder of Pamukbank. According to the agreement, the Cukurova Group will purchase the Turkcell shares owned by Pamukbank and Pamuk Factoring. Additionally, The Cukurova Group has the option to buy Turkcell shares owned by Yapi Kredi Bank, before selling its shares in Yapi Kredi Bank within two years. Turkcell believes that the takeover of Pamukbank will not have a material impact on its operations or its leading position in the Turkish market.



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Financial and Operational Review

The following discussion focuses principally on the developments and trends in Turkcell's business in the fourth quarter of 2002 compared to the third quarter of 2002 and the year 2002 compared to the year 2001. For your information, selected financial information for the fourth quarter of 2001 is included at the end of this press release.

1.SUBSCRIBERS

Turkcell acquired approximately 843,000 (1.05 million) net new subscribers in the fourth quarter of 2002. New gross subscribers acquired in the fourth quarter of 2002 consisted of 90% prepaid and 10% post paid subscribers. Turkcell's subscriber base increased 5% to 15.7 million (14.9 million) at December 31, 2002. The overall subscriber base at December 31, 2002 consisted of 11.0 million prepaid and 4.7 million postpaid subscribers.

2.REVENUES

Total revenues for the fourth quarter of 2002 decreased 6% to US$504.9 million (US$534.3 million). The decrease in revenues in the fourth quarter of 2002 resulted primarily from the decline in usage due to seasonality and the negative impact of Ramadan.

On a yearly basis, revenues increased 16% to US$1,973.9 million (US$1,702.2 million) as a result of the growth of the subscriber base and real increase in tariffs.

Turkcell's revenues are mostly derived from communication fees. Revenues from communication fees for the fourth quarter of 2002 decreased 6% to US$489.6 million (US$521.1 million) in line with the developments in total revenues. Revenues from communication fees for the year 2002 increased 20% to US$1,911.0 million (US$1,598.2).

Data revenue increased in the fourth quarter of 2002 due to the religious holiday and the New Year. Data related revenue, including SMS, represented approximately 11% of Turkcell's revenue at the end of 2002. Although customer demand for data services is promising in the long term, Turkcell does not anticipate a significant increase in data revenues in the near future.

3.ARPU

Turkcell's blended average monthly revenue per customer per month (ARPU) declined 13% to US$10.9 (US$12.6) in the fourth quarter of 2002 due to the seasonal decline in usage. Turkcell's average revenue per postpaid customer per month declined 12% to US$22.4 (US$25.4) in the fourth quarter of 2002 mainly due to the seasonal decline in usage during the quarter. Turkcell's average revenue per prepaid customer per month remained almost stable at US$5.9 (US$6.0) in the last quarter of 2002 due to intensive volume-based campaigns to encourage prepaid usage.


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In line with the overall improvement in the consumer sentiment during the year, postpaid ARPU increased to US$23.3 (US$19.9) in 2002. Prepaid ARPU slightly decreased to US$5.9 (US$6.3) due to the decline in the prepaid usage. Blended ARPU declined to US$11.7 (US$12.6) in 2002 due to the dilutive impact of the expanding prepaid subscriber base.

4.MoU

Turkcell's average monthly minutes of use (MoU) per user decreased 14% to 52.9 minutes (61.7 minutes) in the fourth quarter of 2002. MoU decreased mainly due to seasonality and the negative impact of Ramadan. The usage of new additions had no material dilutive effect on average postpaid and average prepaid MoU during 2002.

In 2002, Turkcell's blended monthly minutes of usage (MoU) declined 12% to 56.2 minutes (63.9 minutes) compared to the previous year. Expanding prepaid subscriber base with relatively lower mobile usage caused the average mobile usage to decline during the year.

5.EBITDA

Post-FX EBITDA declined 20% to US$169.6 million (US$210.8 million) in the fourth quarter of 2002 mainly due to a lower pre-FX EBITDA base. Post-FX EBITDA was positively effected by FX gain of US$0.9 million (loss of US$10.4 million). Pre-FX EBITDA declined 24% to US$168.7 million (US$221.1 million) in the fourth quarter of 2002 due to lower revenues and higher cost base.

Year on year basis, post-FX EBITDA increased 53% US$703.8 million (US$459.6 million) in 2002 due to higher pre-FX EBITDA base and lower FX loss during the year. Pre-FX EBITDA increased 18% to US$723.6 million (US$611.0 million) due to higher revenues and lower costs in 2002.

6.TRANSLATION LOSS

Turkcell posted a translation gain of US$0.9 million (loss of US$ 10.4 million) in the fourth quarter of 2002 resulting from the 1% appreciation (5% depreciation) of the Turkish Lira against the US Dollar in the fourth quarter of 2002.

Translation loss for the year 2002 was US$19.8 million (US$151.5 million). Depreciation of Turkish Lira against the US Dollar was 14% (114%) in 2002.

7.CHURN RATE

Churn refers to disconnected subscribers, both voluntary and involuntary. For the fourth quarter of 2002, Turkcell disconnected approximately 47,000 subscribers for non-payment of bills. Turkcell's quarterly churn rate increased 15% to 3.9% (3.4%) in the fourth quarter of 2002. Despite the increase in the last quarter of the year, annual churn rate remained almost stable at 12.9% (13,1%) in 2002.

Turkcell believes that it has an adequate bad debt provision in its financial statements for such non-payments and disconnections.


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8.PROFIT & LOSS AND BALANCE SHEET STATEMENTS

Net income.

Turkcell posted net income of US$36.8 million (US$58.8 million) for the fourth quarter of 2002. Quarterly decline in net income was due to lower revenues and higher costs. Turkcell's net income for 2002 was US$101.8 million (loss of US$186.8 million).

Direct cost of revenues.

Direct cost of revenues increased 5% to US$363.4 million (US$347.4 million) for the fourth quarter of 2002. After the court decision on the transmission lines dispute with Turk Telekom discussed above, Turkcell recorded US$ 28,3 million in operating expenses, resulting an increase in the direct cost of revenues in the fourth quarter 2002.

Direct cost of revenues increased 16% to US$ 1,366.9 (US$1,173.7) in 2002. The increase is mainly due to increase in revenue-based costs and one time costs during the year such as site costs and the transmission line payment.

Amount spent for maintenance of the network increased 10% to US$20.0 million (US$18.1 million) in the fourth quarter of 2002, bringing the 2002 total to US$74.2 million (US$ 74.3 million).

Depreciation and amortization.

Depreciation and amortization expenses remained almost stable at US$102.2 million (US$104.1 million) for the fourth quarter of 2002. For the year 2002, Turkcell recorded US$411.6 million (US$393.8 million) depreciation and amortization expenses.

Selling and marketing expenses.

Selling and marketing expenses increased 6% to US$47.7 million (US$44.8 million) for the fourth quarter of 2002 mainly due to the increase in advertising costs.

Acquisition cost per subscriber remained same at US$23.0 (US$23.1) in the fourth quarter of 2002. For the year 2002, acquisition cost per subscriber decreased 35% to US$25.9 (US$40.1). The depreciation of the Turkish Lira against the US Dollar had the effect of decreasing the Turkish Lira based portion of subscriber acquisition costs and the increased rate of subscriber additions had a dilutive impact on the fixed portion of subscriber acquisition costs.

General and administrative expenses.

General and administrative expenses increased 8% to US$27.2 million (US$25.1 million) for the fourth quarter of 2002 mainly as a result of an increase in departmental expenses.


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In 2002, general and administrative expenses decreased 20% to US$104.5 million
(US$130.7 million) mainly due to the decline in bad debt expense during the year.

Bad debt expense, before deducting collections, as a percentage of revenues, was 3.3% (2.8%) for the fourth quarter of 2002 and 3.3% (5.5%) for the year 2002.

Equity in net income/(loss) of unconsolidated investees.

Equity in net income of unconsolidated investees was US$3.0 million (US$0.2 million) for the fourth quarter of 2002. Equity in net loss of unconsolidated investees was US$20.4 million (US$51.3 million) for the year 2002.

Equity in net income/(loss) of unconsolidated investees figure is not comparable to the previous year's figure as the business area and ownership of Fintur has changed due to the restructuring of Fintur completed in August 2002.

Net interest income (expense).

Net interest expense decreased 2% to US$44.3 million (US$45.4 million) for the fourth quarter of 2002. Net interest expense declined mainly due to the increase in interest income over cash balance.

Turkcell recorded US$9.1 million in the interest expense in the fourth quarter 2002 after the court decision on the transmission lines dispute with Turk Telekom which was described above.

Net interest expense decreased 12% to US$183.7 (US$207.8) due to decline in Turkcell's borrowing costs during the year 2002.

Total assets.

In 2002, Turkcell's total assets decreased by 9% to US$3,233.5 million (US$3,536.0 million) at December 31, 2002.

Capex.

Total net fixed asset additions in the fourth quarter of 2002 were US$8.7 million (US$27.3 million) bringing the total for 2002 to US$68.0 million. (US$188.4 million)

Debt.

As of December 31, 2002, Turkcell had on a consolidated basis, total indebtedness of US$1,308.2 million (US$1,637.8 million).

EITF Rule 01-09

The regulations are effective for annual or interim periods beginning after December 15, 2001. Turkcell adopted EITF 01-09 on January 1, 2002. As a result of applying the provisions of EITF 01-09, Turkcell's revenues, gross profit, and selling and marketing expenses each were reduced by an equal amount. The adoption of EITF 01-09 had no impact on operating income, net income (loss) or earnings (loss) per share.


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As a result of the application of EITF 01-09 to prior periods, including the fourth quarter of 2001, certain figures provided in this result announcement will differ from figures provided previously.


Forward Looking Statements

This release may include forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this press release, including, without limitation, certain statements regarding our operations, financial position and business strategy, may constitute forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe" or "continue."

Although Turkcell believes that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements.

SELECTED FINANCIALS

                                                    Year Ended                                Quarter  Ended
                                                    December 31,                               December 31,
                                            ---------------------------               ----------------------------------
                                                 2001          2002                        2001               2002
                                                 ----          ----                        ----               ----
 Consolidated Statement of Operations Data
  Revenues
      Communication fees                       1,598.2            1,911.0                  353.7              489.6
      Monthly fixed fees                          83.9               40.9                   10.9                9.4
      Subscription fees                            0.0                0.0                    0.0                0.0
      SIM card sales                              12.0               13.3                    4.4                4.1
      Call center revenues                         7.7                7.9                    1.9                1.6
      Other                                        0.4                0.8                  (0.4)                0.2
 Total revenues                                1,702.2            1,973.9                  370.5              504.9
 Direct cost of revenues                      (1,173.7)          (1,366.9)                (270.2)            (363.4)
                                              ---------          ---------              ---------          ---------
 Gross profit                                    528.5              607.0                  100.3              141.5

     General & administrative expenses         (130.7)            (104.5)                 (24.1)             (27.2)
     Selling & marketing  expenses             (180.5)            (190.5)                 (53.8)             (47.7)
                                              ---------          ---------              ---------          ---------

 Income ( loss ) from operations                 217.3              312.0                   22.4               66.6
 Income (loss) from related parties , net          2.5               (0.2)                   0.3               (0.3)
 Net interest expense                           (207.8)            (183.7)                 (47.2)             (44.3)
 Other Income (expense ) , net                    (5.2)              13.6                    9.9               10.7
 Gain on sale of participations                    0.0               (0.0)                   0.0                0.0
 Equity in net income (loss) of
     unconsolidated investees                    (51.3)             (20.4)                  (9.7)               3.0
 Minority interest                                 0.4                0.3                  (0.1)                0.2
 Translation loss                               (151.5)             (19.8)                 (20.6)               0.9
                                              ---------          ---------              ---------          ---------
 Income ( loss ) before taxes                   (195.6)             101.8                  (45.0)              36.8
 Income tax benefit ( expense )                    8.8                0.0                    0.0                0.0
                                              ---------          ---------              ---------          ---------
 Net income ( loss )                            (186.8)              101.8                 (45.0)              36.8
                                              =========          =========              =========          =========
 Net income ( loss ) per share                (0.00040)            0.00020              (0.00009)           0.00007

 Other Financial Data

 Gross margin                                    31.0%              30.8%                  27.1%              28.0%
 Adjusted EBITDA(*)                              459.6              703.8                  102.8              169.6
 Adjusted EBITDA margin                          27.0%              35.7%                  27.7%              33.6%
 Capital expenditures                            188.4               68.0                    6.5                8.7

 Consolidated Balance Sheet Data
     (at period end)
 Cash and cash equivalents                       243.1              394.1                  243.1              394.1
 Total assets                                  3,536.0            3,233.5                3,536.0            3,233.5
 Long term debt                                1,246.0              800.0                1,246.0              800.0
 Total debt                                    1,637.8            1,308.2                1,637.8            1,308.2
 Total liabilities                             2,250.8            1,848.6                2,250.8            1,848.6
 Total shareholders' equity / Net Assets       1,285.2            1,384.9                1,285.2            1,384.9
 Capital stock                                   636.1              636.1                  636.1              636.1
 Consolidated Cash Flow Information
 Net cash (used in) provided by
   operating activities                          288.7              608.8                  123.9              212.7
 Net cash used in by investing activities       (159.9)            (141.9)                  (5.1)             (10.8)
 Net cash (used in) provided by financing
   activities                                   (249.0)            (315.9)                  (9.0)            (113.2)



                                              Quarter Ended
                                              September 30,
                                          ---------------------
                                                  2002
                                                  ----


 Consolidated Statement of Operations Data
  Revenues
      Communication fees                         521.1
      Monthly fixed fees                           9.2
      Subscription fees                            0.0
      SIM card sales                               1.9
      Call center revenues                         1.8
      Other                                        0.3
 Total revenues                                  534.3
 Direct cost of revenues                        (347.4)
                                             ----------
 Gross profit                                    186.9

     General & administrative expenses           (25.1)
     Selling & marketing  expenses               (44.8)
                                             ----------
 Income ( loss ) from operations                 117.0

 Income (loss) from related parties , net         (0.0)
 Net interest expense                            (45.4)
 Other Income (expense ) , net                    (2.7)
 Gain on sale of participations                    0.0
 Equity in net income (loss) of
   unconsolidated investees                        0.2
 Minority interest                                 0.1
 Translation loss                                (10.4)
                                             ----------
 Income ( loss ) before taxes                     58.8

 Income tax benefit ( expense )                    0.0
                                             ----------
 Net income ( loss )                              58.8
                                             ==========
 Net income ( loss ) per share                 0.00012

 Other Financial Data

 Gross margin                                    35.0%
 Adjusted EBITDA(*)                              210.8
 Adjusted EBITDA margin                          39.5%
 Capital expenditures                             27.3

 Consolidated Balance Sheet Data
   (at period end)
 Cash and cash equivalents                       305.4
 Total assets                                  3,301.5
 Long term debt                                  964.3
 Total debt                                    1,426.0
 Total liabilities                             1,953.2
 Total shareholders' equity / Net Assets       1,348.3
 Capital stock                                   636.1
 Consolidated Cash Flow Information
 Net cash (used in) provided by
   operating activities                          316.2
 Net cash used in by investing activities        (97.4)
 Net cash (used in) provided by
   financing activities                          (81.2)


 (*) Adjusted EBITDA equals net income (loss) before interest, minority interest, income from related parties, other income, equity in net income
 (loss) of unconsolidated investees, income tax benefit (expense), depreciation and amortization. Adjusted EBITDA is not a measurement of financial performance under generally accepted accounting principles and should not be construed as a substitute for net earnings (loss) as a measure of performance or cash flow from operations as a measure of liquidity. It is used in this table because it is a common and useful measure of performance of a mobile operator.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                              TURKCELL ILETISIM HIZMETLERI A.S.


Date:    March 17, 2003                       By:  /s/ MUZAFFER AKPINAR
                                                  -------------------------

                                              Name:    Muzaffer Akpinar
                                              Title:   Chief Executive Officer